PRECISION OPTICS CORPORATION 22 EAST BROADWAY GARDNER, MASSACHUSETTS 01440-3338 Telephone 978 / 630-1800 Telefax 978 / 630-1487

December 12, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, DC 20549

Attn: Mr. Tim Buchmiller

Re:	Precision Optics Corporation, Inc.
Registration Statement on Form S-1/A
Filed November 20, 2017, as amended on December 5, 2017
File No. 333-221673

Acceleration Request
Requested Date: December 13, 2017
Requested Time: 4:00 P.M. Eastern Standard Time

Dear Mr. Buchmiller:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Precision Optics Corporation, Inc. (the “Company”), hereby requests that the above-captioned Registration Statement on Form S-1, as amended, (the “Registration Statement”) be accelerated to Wednesday, December 13, 2017 at 4:00 pm EST or as soon as practicable thereafter.

The cooperation of the staff in meeting the Company’s request is very much appreciated. Please call Amy Trombly at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

Very truly yours,

PRECISION OPTICS CORPORATION, INC.

/s/ Joseph N. Forkey

By: Joseph N. Forkey

Chief Executive Officer

cc: Amy Trombly, Esq.

Recipient U.S. Government Small Business of the Year Award

Website: www.poci.com *** E-mail: info@poci.com